Star Fashion Culture Holdings Limited

VIA EDGAR

September 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Rebekah Reed / Dietrich King

Re:	Star Fashion Culture Holdings Limited

Registration Statement on Form F-1

Initially Filed on June 14, 2024, as amended

File No. 333-280198

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Star Fashion Culture Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Liu Xiaohua
Liu Xiaohua
Chief Executive Officer

cc:	Loeb & Loeb LLP

Haneberg Hurlbert PLC